1600 - 409 Granville Street Vancouver BC, V6C 1T2 Phone: 604-682-2421 Fax: 604-682-7576

September 26, 2007

Ms. Lily Dang
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA, 20549-7010

Filed electronically

Dear Ms. Dang,

Re:      SEC Letter Dated September 20, 2007 regarding Cusac Gold Mines Ltd.
            ("Cusac") Form 20-F for Fiscal Year Ended December 31, 2006

Further to our phone conversation of today's date, this letter is to acknowledge that due to the extent of consultation and review required by our accountants, engineers and lawyers to properly respond to the questions and issues set out in your comment letter referred to above, Cusac has requested an extension of time for such response to October 22, 2007. Cusac appreciates your allowance of this time to formulate a response to the matters set out in the letter.

If you have any questions, please feel free to contact the undersigned at your convenience.

Sincerely,

/s/ David H. Brett

David H. Brett, MBA
President & CEO